Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Glacier Bancorp, Inc.

Kalispell, Montana

We consent to the incorporation by reference in the registration statement of Glacier Bancorp, Inc. on Form S-4 of our report dated February 22, 2019, on our audits of the consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 22, 2019, on our audit of the internal control over financial reporting of Glacier Bancorp, Inc. as of December 31, 2018, which report is included in Glacier Bancorp, Inc.’s Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts.”

/s/ BKD, LLP

Denver, Colorado

October 4, 2019